

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via Email
Joseph Mangiapane Jr.
Chief Executive Officer
Rubicon Financial Incorporated
18872 MacArthur Blvd., First Floor
Irvine, California 92612

> **Re:** **Rubicon Financial Incorporated**
> **Form 10-K**
> **Filed March 31, 2011**
> **File No. 000-29315**

Dear Mr. Mangiapane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies and Procedures

Principles of Consolidation, page F-6

1. We note your disclosure that you disposed of Rubicon Real Estate and Mortgages and Rubicon Financial Insurance Services, Inc during the year. Please provide us with a schedule detailing the operations of these two subsidiaries for the years ended December 31, 2010 and December 31, 2009. To the extent the operations of these subsidiaries were material to the operations of the company for either year, explain to us why they have not been classified as discontinued operations.

Note 5 – Marketable securities, page F-12

2. Explain to us how you have met all the disclosure requirements of ASC Topics 320-10-50-6 through 320-10-50-8. In addition, explain to us how you have applied the guidance in ASC Topic 320-10-35 in determining that your investments in marketable securities did not suffer an other than temporary impairment.

Note 6 – Notes receivable, page F-13

3. We note that you have received a judgement in your favor as it relates to your note receivable with Marc Riviello on June 8, 2010. We further note that the note remains outstanding as of the end of the first quarter 2011. Please provide us with an update on the collection efforts related to this note receivable and explain to us how you were able to arrive at the conclusion that the full amount of the note will be collected. Additionally, tell us whether the company continues to accrue interest on this note.

Note 8 – Related Party Transactions, page F-14

4. We note that you sold RFIS to an officer of the company in return for 50,000 shares of the company's common stock valued at $19,000. Explain to us how this transaction resulted in the company recognizing a gain of $156,554.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief